Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Viscogliosi Brothers Acquisition Corp. (the “Company”) on Amendment No. 1 to Form S-1, File 333-261561, of our report dated April 28, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the financial statements of Viscogliosi Brothers Acquisition Corp. as of February 17, 2021 and December 31, 2020 and for the for the period from January 1, 2021 through February 17, 2021 and for the period from November 24, 2020 (inception) through December 31, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Melville, NY

January 4, 2022